UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No 1.)*

Iridex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

462684101 (CUSIP Number)

Scott A Shuda

BlueLine Partners

3480 Buskirk Ave, Suite 215

Pleasant Hill, CA 94523

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners, LP 20-2141786
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,673
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 264,137
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 264,137

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,673
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners III, LP 20-5334797
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,673
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 264,137
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 264,137

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,673
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 129,897
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 129,897

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,673
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

 +

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 129,897
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 129,897

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,673
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott Shuda
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,306
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 23,306
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,673
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

This Amendment No,. 1 to Schedule 13D relates to Common Stock (the “Common Stock”) of Iridex Corporation (“Iridex” or the “Company”) with its principal executive offices located at 1212 Terra Bella Avenue, Mountain View, CA  94043.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

BlueLine Partners has been a shareholder of the Company since 2005. The investment strategy of BlueLine Partners and Meridian OHC Partners is that of a friendly “activist” investor. Both firms, and Mr. Shuda as their Managing Director, seek to invest in and assist companies experiencing challenges and/or difficult periods in their business. In 2007, BlueLine Partners made a large direct investment in the Company pursuant to which it became a greater than 25% shareholder and acquired the right to nominate two designees to the Company’s board of directors. In October 2012, Mr. Shuda became the third person nominated by BlueLine to the Company’s board of directors.  At that time, Iridex’ shares traded in the $3.70 range. In early 2017, following the Company’s successful December 2016 direct offering at $14.00 per share, Mr. Shuda resigned from the Company’s board, in part, to facilitate BlueLine’s plan to distribute Company shares held by its funds to certain limited partners in such funds.

In February 2019, the Reporting Entities filed a new Schedule 13D, following which, on April 29, 2019, Mr. Shuda was reappointed to Iridex’ board of directors. In the time since such appointment, there have been several significant changes at the Company, perhaps the most material of which has been the Strategic Collaboration with Topcon Corporation, announced on March 2, 2021, which, among other things, involved Topcon agreeing to provide $19.5 million in cash to Iridex and to become a major distributor of Iridex retina and glaucoma products in numerous jurisdictions outside the U.S. One result of these recent material developments is Iridex stock trading back up to levels last seen in 2018.

With the recovery of Iridex stock price, BlueLine Partners, and also Meridian OHC Partners, find themselves under some obligation to provide liquidity to certain of their funds’ limited partners.  Accordingly, over the past several weeks, the Reporting Entities have engaged in the distribution and sale of Iridex shares reflecting the requests of these limited partners. As a result of such distributions and sales, the Shares held by the Reporting Entities now represent approximately 3.2% of the shares of Common Stock outstanding. With BlueLine Partners and its affiliates no longer holding at least 5% of the Company’s outstanding shares, BlueLine Partners will no longer have the right to nominate individuals for appointment to Iridex’ board of directors.

The Reporting Entities remain deeply committed to constructive engagement at Iridex. Reflecting this, at the most recent meeting of the board of directors of Iridex, held on June 16, 2021, Mr. Shuda put forward his name and was elected by his peers to become the new chairman of the board of directors of the Company.

Item 5.  Interest in Securities of the Issuer.

As of the date of this Amendment No. 1 to Schedule 13D, each of the Reporting Entities may be deemed to own 493,673 shares of Common Stock (the “Shares”).  The Shares represent approximately 3.2% of the shares of Common Stock outstanding based on 15,625,800 shares of the Company’s Common Stock outstanding at May 6, 2021 as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended April 3, 2021 as filed with the Securities and Exchange Commission on May 12, 2021.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

The transactions involving sales of Shares by the Reporting Entities over the past sixty days is provided below. An additional 52,514 Shares in the case of Meridian OHC Partners LP and 6,883 Shares in the case of BlueLine Capital Partners II, LP, were distributed without any consideration to certain limited partners. The price reported in the table below for the transactions is a weighted average daily price for Shares purchased in multiple transactions. The Reporting Entities undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.  The Reporting Entities were previously advised not to make Form 4 filings relating to sales such as these, for which the Reporting Entities have no beneficial interest.

Date	Reporting Entity	Number of Shares	Price Per share
5/14/21	BlueLine Capital Partners, LP	12550	$7.64
5/19/21	BlueLine Capital Partners, LP	4593	$7.78
5/20/21	BlueLine Capital Partners, LP	11019	$7.74
5/20/21	BlueLine Capital Partners II, LP	5500	$7.91
5/21/21	BlueLine Capital Partners II, LP	1500	$7.81
5/21/21	BlueLine Capital Partners, LP	5000	$7.90
6/1/21	BlueLine Capital Partners, LP	1500	$7.96
6/2/21	BlueLine Capital Partners, LP	5000	$7.94
6/8/21	BlueLine Capital Partners, LP	3000	$7.70
6/9/21	BlueLine Capital Partners, LP	18213	$7.85
6/10/21	BlueLine Capital Partners, LP	6200	$7.76
6/11/21	BlueLine Capital Partners, LP	9142	$7.72
6/14/21	BlueLine Capital Partners, LP	7582	$7.79
6/15/21	BlueLine Capital Partners, LP	2076	$7.61

Only the Reporting Entities have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Amendment No. 1 to Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.  Material to Be Filed as Exhibits.

The joint filing agreement entered into among the Reporting Entities was filed as Exhibit A to the Schedule 13D filed on February 18, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 21, 2021

SIGNATURES

BlueLine Capital Partners, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By:      /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By:      /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners III, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By:      /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Partners, L.L.C.

By:      /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By:      /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

TSV Investment Partners, L.L.C.

By:      /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

By:      /s/ Scott Shuda

Name:  Scott Shuda